Via Facsimile and U.S. Mail
Mail Stop 6010

March 30, 2009

Michael E. Lombardozzi, Esq.
Platinum Underwriters Holdings, Ltd.
Executive Vice President, General Counsel, Chief Administrative Officer and Secretary
The Belvedere Building
69 Pitts Bay Road
Pembroke HM 08 Bermuda

> **Re: Platinum Underwriters Holdings Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 10, 2009**
> **File No. 001-31341**

Dear Mr. Lombardozzi:

We have received the correspondence from your legal counsel dated March 25, 2009 and have completed our review of the above proxy statement. We have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director